Exhibit 99.1

To Shareholders

Notice of the Extraordinary General Meeting of Shareholders

We hereby notify you that the Extraordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation.

1. Date: July 27, 2018, 9:00 am

2. Place: Art Hall, 4th floor, West wing, POSCO Center, 440,

               Teheran-ro, Gangnam-gu, Seoul, Republic of Korea

3. Agenda

Agenda 1: Election of Inside Director

  [Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Extraordinary General Meeting of Shareholders to appoint the following Inside Director of the Company.

•  Number of Inside Director to be Elected: 1 Director

•  Candidate

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Choi, Jeong-Woo (CEO Candidate)	April 10, 1957 Board of Directors

(Present) President & Representative Director, POSCO Chemtech

President & Representative Director, POSCO

(Head of Corporate Strategy & Finance Center)

Senior Executive Vice President and Inside Director, POSCO

(Head of Corporate Strategy & Finance Center)

Senior Executive Vice President, Representative Director, POSCO Daewoo

Executive Vice President, POSCO

(Corporate Audit Dept.)

Senior Vice President, POSCO E&C

(Corporate Strategy Dept.)

			None	None	Until Ordinary General Meeting of Shareholders in 2021